G. Alex Weniger-Araujo Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4063 Main 212.407.4000 Fax 212.407.4990 aweniger@loeb.com

September 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Donahue
Erin Purnell
Mindy Hooker
Andrew Blume

Re:	Drugs Made In America Acquisition Corp.

Registration Statement on Form S-1

Filed August 1, 2024

File No. 333-281170

Ladies and Gentlemen:

On behalf of our client, Drugs Made In America Acquisition Corp., a Cayman Islands exempted company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated August 27, 2024 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 filed on August 1, 2024 (the “Registration Statement”).

Concurrent herewith, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 1.

Form S-1 filed August 1, 2024

Cover Page

1.	We note your disclosure on the cover page that redemptions of your public shares are subject “to the limitations described herein.” Please describe all limitations redemptions are subject to, such as the $5,000,001 net tangible asset requirement. See Item 1602(a)(2) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1. We respectfully advise the Staff that there will be no limitation relating to the Company having at least $5,000,001 of net tangible assets and as a result the Company has not included that in the revised disclosure.

Executive Team, page 1

2.	Please revise Lynn Stockwell’s biographical paragraph to state that she is the managing member of the sponsor. See Item 1603(a)(2) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 89 and 113 of Amendment No. 1.

Summary, page 1

3.	When discussing the amount of compensation received or to be received, as required by Item 1602(a)(3) of Regulation S-K, please indicate the repayment of loans.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 5 of Amendment No. 1.

4.	We note your disclosure that you may need to obtain additional financing either to complete an initial business combination. Please describe more clearly how additional financing may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S- K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of Amendment No. 1.

5.	Please expand your disclosure to clearly identify any special purpose acquisition company business combinations in which your management team has participated. For each SPAC, clearly disclose any extensions and redemption levels in connection with any extension and/or business combinations. For those SPACs that have completed a de-SPAC transaction, disclose the current trading prices. See Item 1603(a)(3) of Regulation S-K.

COMPANY RESPONSE: The Company has revised the disclosure on pages 114-115 of Amendment No. 1 by adding a section titled “Prior SPAC Experience” to include the requested information.

Conflicts of Interest, page 26

6.	When discussing the conflicts of interest of the sponsor and management team from owning securities in the company, please revise to clearly disclose the nominal price paid for the securities and the conflict of interest in determining whether to pursue a de-SPAC transaction. In addition, please add disclosure of the conflicts of interest relating to the compensation, repayment of loans, and reimbursements of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction. See Item 1602(b)(7) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 27-28 of Amendment No. 1.

7.	Please provide the basis for your statement on page 27 that you do not believe that the fiduciary duties or contractual obligations of your directors or officers will materially affect your ability to identify and pursue business combination opportunities.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 27, 94, 120 of Amendment No. 1.

Risk Factors

We may be deemed to be an investment company..., page 47

8.	Please revise your disclosure in this section to state clearly that if you are found to be operating as an unregistered investment company, you may be required to change your operations or wind down your operations. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company or any price appreciation in the combined company.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 1.

Please do not hesitate to contact G. Alex Weniger-Araujo of Loeb & Loeb LLP at (212) 407-4063 with any questions or comments regarding this letter.

Sincerely,

/s/ G. Alex Weniger-Araujo
G. Alex Weniger-Araujo
Partner

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